# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Pacific Land Corp, CIK 0001811074
CUSIP: 88262P102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 800, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 03/24/2026
Amends the filing with accession number 0001056823-21-000007
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, 8th Fl S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 10,050,070; shared voting power 0; sole dispositive power 10,050,070; shared dispositive power 0; aggregate amount beneficially owned 10,050,070 (14.6% of the class)
  Comment: Horizon Kinetics Asset Management LLC is a wholly owned subsidiary of Horizon Kinetics Holding Corporation.
  The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (Amendment No. 9). This Amendment No. 9 amends, supplements and to the extent inconsistent with, supersedes the initial Schedule 13D filed with the Securities and Exchange Commission (the SEC) on December 18, 2024, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, Amendment No. 2 filed with the SEC on January 27, 2023, Amendment No. 3 filed with the SEC on August 1, 2023, Amendment No. 4 filed with the SEC on December 6, 2023, Amendment No 5 filed with the SEC on February 5, 2024, and Amendment No 6 filed with the SEC on February 7, 2024, Amendment No 7 filed with the SEC on February 28, 2024, Amendment No 8 filed with the SEC on December 18, 2027 (Amendment No. 8 and, collectively with the initial Schedule 13D filed on January 12, 2021 and each subsequent amendment thereto, the Schedule 13D).
- Horizon Kinetics Holding Corp (CIK 0000088000): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 10,050,070; shared voting power 0; sole dispositive power 10,050,070; shared dispositive power 0; aggregate amount beneficially owned 10,050,070 (14.6% of the class)
  Comment: Horizon Kinetics Holding Corporation (HKHC) is the parent company to Horizon Kinetics Asset Management LLC (HKAM), a registered investment adviser.
  
  HKHC may be deemed to beneficially own the 10,050,070 shares beneficially owned by HKAM. HKHC has not entered into any separate transactions in the shares following the filing of Amendment No. 8 other than those listed under Schedule A, which were effectuated by HKAM.
- STAHL MURRAY (CIK 0001207097): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 24,728; shared voting power 10,050,070; sole dispositive power 24,728; aggregate amount beneficially owned 10,050,070 (14.6% of the class)
  Comment: Murray Stahl serves as the Chief Executive Officer and Chief Investment Officer of HKAM and is the Chairman of the Board of Directors for HKHC and also serves as a member of the Board of Directors for the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Texas Pacific Land Corp
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 800, DALLAS, Texas (TX), 75204

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to include the following:

HKAM used client assets to purchase shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel.

Mr. Stahl has a direct ownership interest in 24,728 shares, all of which were purchased with personal funds. Mr. Stahl has an indirect ownership interest in approximately 277,326 shares. The shares were purchased with funds from the accounts that purchased such shares, which includes funds deposited by other investors including Mr. Stahl. In connection with Mr. Stahl's service on the TPL Board of Directors, Mr. Stahl has been awarded 2,921 shares to date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

Percentages of the shares outstanding reported are calculated based upon the 68,941,554 Shares outstanding as of February 9, 2026, as reported in TPL's current Form 10-K for the period ended December 31, 2025, filed with the SEC on February 18, 2026.

As of the close of business on March 24, 2026, HKAM beneficially owned 10,050,070 Shares.

Percentage: Approximately 14.6%
Number of shares as to which each person has sole or shared power to vote or dispose: HKAM's Sole Power to Vote is 10,050,070 shares.
Transactions in the class effected during the past sixty days:
The transactions in the shares of HKAM following the filing of Amendment No. 9 are set forth in Schedule A and are incorporated herein by reference.

This Schedule 13D does not include approximately 243,297 Shares held personally by senior portfolio managers of HKAM.

The right to dividends from, or proceeds from the sale of such shares resides with the beneficial owners of such accounts, and HKAM with respect to its proprietary accounts
Other persons with the right to receive dividends or sale proceeds: n/a
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kesslen, General Counsel (03/26/2026)
- Horizon Kinetics Holding Corp: /s/Jay Kesslen, Jay Kesslen, General Counsel (03/26/2026)
- STAHL MURRAY: /s/Murray Stahl, Murray Stahl, Chief Executive Officer and Chief Investment Officer (03/26/2026)